Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO LAUNCHES A NEW TEN-YEAR BENCHMARK EUROBOND OF €1.25 BILLION

Torino, Milano, 3rd May 2007 — Today, Intesa Sanpaolo has launched a €1.25 billion euro bond issue targeted to international markets.

It is a ten-year, floating rate issue under the Euro Medium Term Notes Programme of Intesa Sanpaolo with a quarterly coupon of three-month Euribor plus 15 basis points.

The re-offer price is 99.753%.

Considering that it was re-offered below par, the total discount margin for the investor, calculated at the maturity date, is three-month Euribor plus 18 basis points.

Settlement is due on or about 18th May 2007.

Minimum denomination of the bond issue is Euro 50 thousand and multiple.

The bond is not offered to the Italian retail market; it is distributed to international institutional investors and financial institutions. It will be listed on the Luxembourg Stock Exchange and, as usual, traded in the Over-the-counter.

Banca Caboto and Banca IMI act as joint lead managers for the placement of the bond.

The ratings assigned to Intesa Sanpaolo’s senior long-term debt are: Aa2 by Moody’s, AA- by Standard & Poor’s and AA- by Fitch.

This information does not constitute an offer of Intesa Sanpaolo’s securities for sale in the United States. The securities described have not been, and will not, be registered under the U.S. Securities Act of 1933 or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold, directly or indirectly, into the United States unless the securities are so registered or an exemption from the registration requirements is available.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com